                                                  ----------------------------
                                                          OMB APPROVAL
                                                  ----------------------------
                                                   OMB No. 3235-0145
                                                   Expires December 31, 1997
                                                  ----------------------------



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G/A
                                Amendment No. 1

                   Under the Securities Exchange Act of 1934



                              JUST FOR FEET, INC.
                        ------------------------------
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                  -------------------------------------------
                        (Title of Class of Securities)

                                 48213 P 10 6
                            -----------------------
                                (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                     (Continued on the following page(s))



                                 Page 1 of 7 Pages

-------------------------                                 --------------------
  CUSIP NO. 48213 P 10 6                13G                Page 2 of 7 Pages
-------------------------                                 --------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Harold Ruttenberg

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
             United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                  4,763,256

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                109,100
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                   2,915,884

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                109,100
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
             4,872,356

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
             27.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
             IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                               ------------------------
  CUSIP NO. 48213P 10 6                 13G              Page 3 of 7 Pages
-----------------------                               ------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Pamela Ruttenberg

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,847,372

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,847,372

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      10.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer.
---------   --------------

         Just For Feet, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
---------   -----------------------------------------------

         7400 Cahaba Valley Road, Birmingham, Alabama 35242

Item 2(a).  Name of Person Filing.
---------   ---------------------

         This statement is filed by:
               Harold Ruttenberg
               Pamela Ruttenberg

Item 2(b).  Address of Principal Business Office or, if none, Residence.
---------   -----------------------------------------------------------

         7400 Cahaba Valley Road, Birmingham, Alabama 35242

Item 2(c).  Citizenship.
---------   -----------

         Both Mr. and Mrs. Ruttenberg are citizens of the United States.

Item 2(d).  Title of Class of Securities.
---------   ----------------------------

         Common Stock, par value $.0001 per share

Item 2(e).  CUSIP Number.
---------   ------------

         48213P 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check
------  ------------------------------------------------------------------------
        whether the person filing is a:
        ------------------------------

         Not Applicable

Item 4. Ownership.
------  ---------

        (a)  Amount Beneficially Owned as of December 31, 1995:

            (i) Harold Ruttenberg: 4,872,356 shares (includes 2,915,884 shares owned individually by Harold Ruttenberg, 109,100 shares owned by the Ruttenberg Family Foundation, of which Mr. Ruttenberg serves on the Board of Directors, and 1,847,372 shares owned by Pamela Ruttenberg which are subject to a Voting Trust, pursuant to which Harold Ruttenberg has the power to vote such shares, although Pamela Ruttenberg retains the power to dispose of such shares)


                               Page 4 of 7 Pages

            (ii) Pamela Ruttenberg: 1,847,372 shares

        (b) Percent of Class:

            (i)  Harold Ruttenberg: 27.8%
            (ii) Pamela Ruttenberg: 10.5%

        (c)  Number of Shares as to Which Such Person has:
            (A) Harold Ruttenberg:
               (i)   sole power to vote or to direct the vote: 4,763,256
               (ii)  shared power to vote to direct the vote: 109,100
               (iii) sole power to dispose or to direct the disposition of:
                        2,915,884
               (iv)  shared power to dispose or to direct the disposition of:
                        109,100

            (B) Pamela Ruttenberg:
               (i)   sole power to vote or to direct the vote: -0-
               (ii)  shared power to vote to direct the vote: -0-
               (iii) sole power to dispose or to direct the disposition of:
                        1,847,372
               (iv)  shared power to dispose or to direct the disposition of:
                        -0-

Item 5. Ownership of Five Percent or Less of a Class.
------  --------------------------------------------

         Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
------  ---------------------------------------------------------------

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
------  ----------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company.
        --------------------------------------------------------

         Not Applicable

Item 8. Identification and Classification of Members of the Group.
------  ---------------------------------------------------------

         Not Applicable

Item 9. Notice of Dissolution of Group.
------  ------------------------------

         Not Applicable

Item 10.  Certification.
-------   -------------

         Not Applicable

                               Page 5 of 7 Pages

                                 SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    March 9, 1998             /s/ Harold Ruttenberg
     ----------------------        ---------------------------------------
                                   Harold Ruttenberg


                                   /s/ Pamela Ruttenberg
                                   ---------------------------------------
                                   Pamela Ruttenberg



                               Page 6 of 7 Pages

                                   EXHIBIT 1

                          JOINT ACQUISITION STATEMENT
                         PURSUANT TO RULE 13D-1(F)(1)


     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


March 9, 1998                       /s/ Harold Ruttenberg
                                    -------------------------------------
                                    Harold Ruttenberg


                                    /s/ Pamela Ruttenberg
                                    -------------------------------------
                                    Pamela Ruttenberg



                               Page 7 of 7 Pages